UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Cidara Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

171757107

(CUSIP Number)

Steve R. Bailey

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

(206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frazier Healthcare VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frazier Healthcare VII-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FHM VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FHM VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nader Naini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nathan Every
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 171757107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian Morfitt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value (the “Common Stock”) of Cidara Therapeutics Inc. (the “Issuer”) having its principal executive office at 6310 Nancy Ridge Drive, San Diego, CA 92121.

Item 2. Identity and Background

(a) Frazier Healthcare VII, L.P. (“FH VII”);

Frazier Healthcare VII-A, L.P. (“FH VII-A”)

(b) FHM VII, L.P. (“FHM L.P.”), which is the sole general partner of FH VII and FH VII-A; and FHM VII, L.L.C. (“FHM L.L.C.”), which is the sole general partner of FHM L.P.; and

(c) Alan Frazier (“Frazier”), Nader Naini (“Naini”), Patrick Heron (“Heron”), James Topper (“Topper”), Nathan Every (“Every”), and Brian Morfitt (“Morfitt”) (collectively, the “Members”). The Members are the members of FHM L.L.C.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

FH VII and FH VII-A are affiliated venture capital funds concentrating in healthcare and related fields. The sole business of FHM L.P. and FHM L.L.C. is to serve as general partner entities for FH VII and FH VII-A. The principal business of each of the Members is to manage FH VII, FH VII-A, FHM L.P., FHM L.L.C. and a number of affiliated partnerships with similar businesses.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Each of FH VII, FH VII-A, and FHM L.P. are limited partnerships organized under the laws of the State of Delaware. FHM L.L.C. is a limited liability company organized under the laws of the State of Delaware. Each of the Members is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), FH VII and FH VII-A purchased from the Issuer in a series of private transactions 22,321,428 shares of Series A Convertible Preferred Stock (“Series A Stock”) and 5,929,946 shares of Series B Convertible Preferred Stock (“Series B Stock”) for an aggregate purchase price of $10,135,861. At the time of the IPO, FH VII and FHVII-A purchased an aggregate of 200,000 shares of Common Stock of the Issuer at the IPO price of $16.00 per share. Immediately prior to the closing of the IPO, the shares of Series A Stock and Series B Stock held by FH VII and FH VII-A automatically converted into 1,112,258 shares of Common Stock of the Issuer, resulting in FH VII and FH VII-A holding a total of 1,312,258 shares of the Issuer’s Common Stock at such time. FH VII and FH VII-A hold 1,312,258 shares of the Issuer’s Common Stock as of the date of this filing (the “FH Shares”).

The working capital of FH VII and FH VII-A was the source of the funds for the purchase of the FH Shares. No part of the purchase price of the FH Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FH Shares.

Item 4. Purpose of Transaction

FH VII and FH VII-A acquired the FH Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FH VII, FH VII-A and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	FH VII and FH VII-A are the record owners of the FH Shares. As the sole general partner of FH VII and of FH VII-A, FHM L.P. may be deemed to own beneficially the FH Shares. As the sole general partner of FHM L.P., FHM L.L.C. may be deemed to own beneficially the FH Shares. As members of FHM L.L.C., each of the Members may be deemed to own beneficially the FH Shares.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 13,719,665 shares of Common Stock outstanding as of November 10, 2015 as set forth in the Issuer’s 10-Q filed on November 16, 2015 and as adjusted pursuant to Rule 13d-3(d)(1).

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Not applicable.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, FH Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

FH VII and FH VII-A, along with the other stockholders of the Issuer that held convertible preferred stock of the Issuer prior to the IPO, entered into a Second Amended and Restated Investors’ Rights Agreement, dated February 10, 2015 (the “Investors’ Rights Agreement). Under the Investors’ Rights Agreement, (i) holders of shares having registration rights can demand that the Issuer file a registration statement; (ii) grants holders of 30% or more of the Issuer’s convertible preferred stock the right to request that the Issuer register all or a portion of their shares; (iii) when the Issuer is eligible to use Form S-3 or any successor form, grants the holders of a majority of shares of the Issuer’s convertible preferred stock the right to make unlimited requests that the Issuer register all or a portion of their Common Stock for sale under the Securities Act of 1933, as amended, on Form S-3, so long as the aggregate price to the public in connection with any such offering is at least $2.0 million; and (iv) grants holders of all shares having registration rights notice of any registration of Common Stock and ability to include all or a portion of their shares in the registration.

In connection with the IPO, FH VII, FH VII-A, and Mr. Heron, along with all of the Issuer’s other directors, executive officers and stockholders agreed with the underwriters for the offering, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the lock-up agreements continuing through October 14, 2015, except with the prior written consent of Jefferies LLC and Leerink Partners LLC.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Second Amended and Restated Investors’ Rights Agreement, dated as of February 10, 2015, as amended, between the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on March 13, 2015).

Exhibit 4 – Form of Lock-up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 6, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 17, 2016	Frazier Healthcare VII, L.P. By FHM VII, L.P., its General Partner By FHM VII, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016	Frazier Healthcare VII-A, L.P. By FHM VII, L.P., its General Partner By FHM VII, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016	FHM VII, L.P. By: FHM VII, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016	FHM VII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

*
Alan Frazier

*
Nader Naini

*
Patrick Heron

*
James Topper

*
Nathan Every

*
Brian Morfitt

	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Cidara Therapeutics, Inc.

Dated March 17, 2016	Frazier Healthcare VII, L.P. By FHM VII, L.P., its General Partner By FHM VII, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016	Frazier Healthcare VII-A, L.P. By FHM VII, L.P., its General Partner By FHM VII, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016	FHM VII, L.P. By: FHM VII, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016	FHM VII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

*
Alan Frazier

*
Nader Naini

*
Patrick Heron

*
James Topper

*
Nathan Every

*
Brian Morfitt

	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steve R. Bailey with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 17th day of March, 2016.

/s/ Brian Morfitt
Brian Morfitt

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steve R. Bailey with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February, 2016.

/s/ Alan Frazier
Alan Frazier

/s/ Nader Naini
Nader Naini

/s/ Patrick Heron
Patrick Heron

/s/ James Topper
James Topper

/s/ Nathan Every
Nathan Every